

Mr. Craig Burton
Chief Financial Officer
NB Telecom, Inc.
106 May Drive
Saxonburg, Pennsylvania 16056

December 18, 2008

RE: **NB Telecom, Inc.**
        Form 10-K for the year ended December 31, 2007
        Filed April 15, 2008, as amended July 1, 2008
        File No. 0-53131

Dear Mr. Burton:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Larry Spirgel
                                Assistant Director